Advanced Technologies Group, Ltd
                             331 Newman Springs Road
                              Red Bank, N.J. 07701

                                                               November 17, 2009

VIA EDGAR AND TELECOPY

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attn: William Kearns, Esq.

Re: Advanced Technologies Group, Ltd.
    Form 10-K
    File No. 000-30987
    Filed May 18, 2009

Ladies and Gentlemen:

On behalf of Advanced Technologies Group, Ltd., a Nevada corporation ("ATG" or the "Company"), we have set forth below the Company's proposed responses to the Staff's comment letter dated November 3, 2009 with respect to the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2009 (the "Form 10-K"). The Staff's comments have been reproduced (in bold) below and are immediately followed by the Company's responses thereto.

FORM 10-K FOR THE YEAR ENDED JANUARY 31, 2009

1. WE NOTE YOUR RESPONSE TO PRIOR COMMENTS TWO AND SIX FROM OUR LETTER DATED AUGUST 3, 2009. WE ALSO SPECIFICALLY NOTE YOUR FORM 8-K DATED MARCH 17, 2009 INDICATES THAT THE COMPANY COMPLETED THE SALE OF THE MEMBERSHIP INTEREST TO FX DIRECT ON MARCH 17, 2009. PLEASE PROVIDE US WITH YOUR LEGAL ANALYSIS SUPPORTING THE DECEMBER 31, 2008 EFFECTIVE SALE DATE, AND CLOSING DATE, GIVEN THE AGREEMENT DATE, AND THE CONDITIONS PRECEDENT CONTAINED IN THE AGREEMENT. IN THIS RESPECT PLEASE PROVIDE US WITH YOUR ANALYSIS SUPPORTING YOUR RECORDING OF THE TRANSACTION AS OF JANUARY 31, 2009.

     On January 26, 2009, the Company entered into a purchase and sale agreement (the "Purchase Agreement"), by and among the Company, FX Direct as purchaser (the "Purchaser"), MaxQ Investments, LLC ("MaxQ") which is the majority member of the Purchaser and Tradition N.A. ("Tradition"), the remaining member of the Purchaser, pursuant to which the Company agreed to sell (the "Sale") its Membership Interest in FX Direct to FX Direct. On March 17, 2009, the Company completed the Sale of the Membership Interest to FX Direct. The Agreement provided that it was effective as of December 31, 2008, as a result of which the Company was not entitled to receive any allocations of profit, loss or distributions from FX Direct on account of its Membership Interest following such date.

     The Company originally accounted for the Sale as being effective in the fiscal year ended January 31, 2009. However, following review of comments from the Staff of the SEC, the Company has determined that the closing of the Sale should be recorded in the first quarter of fiscal 2010.

     In light of the conclusion to restate the Company's financial statements, the Company is filing a Form 8-K simultaneously herewith that indicates that the Company's management and Board of Directors have concluded that readers should no longer rely on the Company's previously filed financial statements and other financial information for the fiscal year ended January 31, 2009 and the quarterly reports for the periods ended April 30, 2009 and July 31, 2009. Revised financial statements for the fiscal year ended January 31, 2009 will be included in an amended Form 10-K and amended quarterly reports on Form 10-Q for the periods ended April 30, 2009 and July 31, 2009 that the Company intends to file within the next week. Corresponding changes will be made to Item 6 (Selected Financial Data) and
     Item 7 (Management's Discussion and Analysis of Financial Condition and Results of Operations) of the Form 10-K.

EXECUTIVE COMPENSATION, PAGE 23

2. WE NOTE YOUR RESPONSE TO PRIOR COMMENT FOUR. PLEASE AMEND YOUR FORM 10-K TO INCORPORATE SUBSTANTIALLY ALL OF YOUR RESPONSE TO THIS COMMENT. IN ADDITION, PLEASE REVISE TO PRESENT THE ENTIRE $3.1 MILLION PAYMENT IN THE APPROPRIATE COLUMN IN YOUR SUMMARY COMPENSATION TABLE FOR THE FISCAL YEAR ENDED JANUARY 31, 2009 AS THIS IS WHEN THE EMPLOYMENT AGREEMENTS ENTITLING YOUR NAMED EXECUTIVE OFFICERS TO PAYMENT WAS ENTERED INTO AND THE CONDITIONS FOR RECEIVING PAYMENT WAS ACHIEVED OR ADVISE WHY AN ALTERNATE APPROACH IS MORE APPROPRIATE.

     We have complied with the Staff's comment.

FINANCIAL STATEMENTS

GENERAL

3. WE HAVE REVIEWED YOUR RESPONSE TO OUR PRIOR COMMENT SIX, NOTING THAT YOU ACCOUNTED FOR THE SALE OF YOUR 25% JOINT INVESTMENT INTEREST AS A REVENUE GENERATING ACTIVITY UNDER SAB TOPIC 13. CONSIDERING YOU ACCOUNTED FOR THIS INVESTMENT USING THE COST METHOD UNDER APB 18, SAB TOPIC 13 WOULD NOT APPLY TO THE SALE. WE NOTE YOUR ASSERTION THAT THE TRANSFER OF ASSETS WAS "PERFUNCTORY" IN NATURE, BUT YOU HAVE NOT DEMONSTRATED HOW YOU RELINQUISHED CONTROL OF THE ASSETS PRIOR TO CLOSING OF THE TRANSACTION IN MARCH 2009. FURTHER, THE AGREEMENT DID NOT HAVE ANY PROVISION THAT PROVIDED TRANSFER OF CONTROL OF THE ASSETS PRIOR TO CLOSING. PLEASE ADVISE OR REVISE TO REFLECT THIS TRANSACTION IN THE PROPER PERIOD.

     Please see our response to Comment No. 1 above.

On behalf of the Company we hereby acknowledge the following:

     * the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     * staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     * the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the responses, please do not hesitate to call Brian Brodrick, Esq. of Phillips Nizer LLP at 212-841-0700.

                                    Very truly yours,

                                    Advanced Technologies Group, Ltd.


                                    By: /s/ Alex Stelmak
                                       -----------------------------------------
                                       Alex Stelmak
                                       Chief Executive Officer